Filed by The Gillette Company
Pursuant to Rule 425 under the
Securities Act of 1933 and deemed
filed pursuant to Rule 14a-6(b) of
the Securities Exchange Act of 1934

Subject Company: The Gillette Company
Commission File No.: 333-123309

            The following advertisement was published by The Gillette Company:

To our neighbors in Boston: We’re not going anywhere but forward.

Gillette has grown up with Boston. We have been intertwined for more than a century now. And it has always been a mutually beneficial partnership.

So it is understandable that news of our proposed merger with Procter & Gamble has been greeted with concern. A lot of people doing a lot of important work in our community have come to depend on our support. If this merger is approved, what would be the impact on them?

We want to assure you that, just as you have been able to depend on us in the past, you can depend on us in the future. Procter & Gamble shares our commitment to giving back to the people who have made our growth possible. This is not about to change.

At the March 2005 rededication of our South Boston Manufacturing Center to celebrate its centennial, we announced a number of ways that we will redouble our efforts to be a good corporate citizen in the years ahead:

  We will provide additional funding of $500,000 over our regular annual contributions to South Boston to help young people stay away from drugs.

  We are increasing our corporate contribution to the United Way from $750,000 in 2005 to $1 million in 2006.

  We will provide additional support of $50,000 to the Urban League of Eastern Massachusetts beyond our usual annual contribution.

  We will give $325,000 in grants to local programs that battle women’s cancers.

  We will award grants totaling $800,000 to programs to help prevent homelessness in our area.

These are just a few of the ways that we are not just continuing, but expanding, our efforts to make a difference in our community. If approved, our merger will position us for strong growth in the years ahead, which will create new resources to deepen our community involvement.

Many things will change as a result of the merger we’re proposing – but not the shared belief of Gillette and Procter & Gamble in the importance of being good corporate citizens. That’s something that will never change.

Additional Information and Where to Find It. This filing may be deemed to be solicitation material in respect of the proposed merger of Gillette and P&G. On May 27, 2005, Gillette filed with the SEC a definitive proxy statement on Schedule 14A, including the definitive joint proxy statement/prospectus constituting a part thereof. SHAREHOLDERS OF GILLETTE AND SHAREHOLDERS OF P&G ARE URGED TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC, AS THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. The final joint proxy statement/prospectus has been mailed to shareholders of Gillette and shareholders of P&G. Investors and security holders may obtain a free copy of the disclosure documents and other documents filed by Gillette and P&G with the Commission at the Commission’s website at www.sec.gov, from The Gillette Company, Prudential Tower, Boston, Massachusetts 02199-8004, Attention: Office of the Secretary, or from The Procter & Gamble Company, Investor Relations, P.O. Box 599, Cincinnati, OH 45201-0599.

Participants in the Solicitation. Gillette, P&G and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from their respective shareholders in respect of the proposed transactions. Information regarding Gillette’s directors and executive officers is available in Gillette’s proxy statement for its 2005 annual meeting of shareholders, which was filed with the SEC on March 30, 2005, and information regarding P&G’s directors and executive officers is available in P&G’s proxy statement for its 2004 annual meeting of shareholders, which was filed with the SEC on August 27, 2004. Additional information regarding the interests of such potential participants is included in the joint proxy statement/prospectus and the other relevant documents filed with the SEC when they become available.